Via Facsimile and U.S. Mail
Mail Stop 6010

August 24, 2006

Danong Chen, Ph.D.
President and Chief Executive Officer
Tanox, Inc.
10301 Stella Link
Houston, Texas 77025

Re: Tanox, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File No. 000-30231

Dear Dr. Chen:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief